Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	TWO QUARTERS
	ENDED	YEAR ENDED
	December 30,	July 1,	July 2,	June 27,	June 28,	June 29,
	2005	2005	2004	2003	2002	2001
		(Millions of Dollars, Except Ratios)
Earnings:
Net Income	$80.3	$202.2	$132.8	$59.5	$82.6	$21.4
Plus: Income Taxes	60.3	96.2	62.6	30.6	42.5	51.0
Fixed Charges	21.1	33.0	31.4	31.8	34.1	41.8
Amortization of Capitalized Interest	—	—	—	—	—	—
Less: Interest Capitalized During the Period	—	—	—	—	—	—
Undistributed Earnings in Equity Investments	—	—	—	—	(2.0)	(8.0)

	$161.7	$331.4	$226.8	$121.9	$161.2	$122.2

Fixed Charges:
Interest Expense	$16.5	$24.0	$24.5	$24.9	$26.7	$34.8
Plus: Capitalized Interest	—	—	—	—	—	—
Interest Portion of Rental Expense	4.6	9.0	6.9	6.9	7.4	7.0

	$21.1	$33.0	$31.4	$31.8	$34.1	$41.8

Ratio of Earnings to Fixed Charges	7.66	10.04	7.22	3.83	4.73	2.92